

IMPERIAL

18 October 2006


06018429

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Int'l Ltd SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed copies of the following announcements which were lodged with the Australian Stock Exchange Limited.

- 26/09/09 Change in a Substantial Holding
- 18/10/06 Achieving Critical Mass in the Oil and Gas Industry

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dw 11/14



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/10/2006

TIME: 10:38:23

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Achieving Critical Mass in Oil & Gas Industry JV

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

18 October 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

RE: ACHIEVING CRITICAL MASS IN THE OIL & GAS INDUSTRY IN THE APPALACHIAN BASIN

The Directors of Imperial Corporation Limited ("Imperial" or the "Company") are pleased to announce that the Company and its North American natural gas joint venture partner, American Natural Resources LLC ("ANR"), have agreed to transfer the first 10 wells developed under the joint venture into a new company Empire Energy USA LLC ("Empire Energy"). Empire Energy will be owned on a similar basis to the joint venture, being 75% Imperial and 25% Commonwealth Resources LLC, the later being an associated company of ANR.

The major focus of Empire Energy will be to utilise the extensive experience and resources of the management team for all evaluation, operational and development requirements needed to achieve critical mass in the oil and gas industry, based on:

- the acquisition and development of small to medium sized oil and gas assets that have current production and cashflow;
- targeting independent producers in the northern portion of the Appalachian Basin, the oldest oil and gas producing region in the USA;
- the aggregation of a number of centralised producing wells to achieve economies of scale in operations and capital expenditure;
- production assets that offer additional development with step-out wells and/or scope for reworking;
- utilisation of the existing asset base, to raise additional debt to grow operations with an initial target of 10,000 Mcfepd of oil and gas production;
- leveraging off the extensive local contact network of the shareholders and management to ensure active deal flow on attractive terms;

- operating the aggregated businesses from low cost regional offices within close proximity to Pittsburgh, PA;

- achieving higher netbacks and economic returns through more effective product marketing; and

- enhancing return potential by acquiring oil and gas service equipment to govern costs and control of development drilling plans.

Empire Energy is currently reviewing a number of potential acquisitions which will be subject to completion of due diligence and the implementation of financing arrangements.

If you have any further queries please contact the undersigned on 61-2-9251 1846.

Yours faithfully



Bruce McLeod
Chairman

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/09/2006

TIME: 16:13:23

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

26 September 2006

Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: CHANGE OF SUBSTANTIAL SHAREHOLDER NOTICE

With reference to the above please find attached a Form 604 - Notice of Change of Interests of Substantial Shareholder served on the company by Keygrowth Trading Pty Ltd.

Yours faithfully



D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

FORM 604

Corporations Act 2001

Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To: Imperial Corporation Limited
ACN 089 479 676

1. Detail of Substantial Holder

Name: Keygrowth Trading Pty Ltd

ACN: 006 976 165

There was a change in the interests of the substantial holder on	21/09/2006
The previous notice was given to the company on	03/02/2006
The previous notice was dated	30/01/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial shareholder or an associate had a relevant interest in when last required, and when now required, to give a substantial shareholding notice to the company are as follows:

Class of securities	Previous Notice		Present Notice	
	Persons votes	Voting power	Persons Votes	Voting Power
ORD	62,967,716	6.09%	98,709,569	7.16%

3. Changes in relevant interests

The reportable change in voting power arises due to:

- On-market purchases of 35,741,853 shares for total consideration of $487,243.71 between 31 May 2006 and 22 September 2006.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Persons Votes
Keygrowth Trading P/L	Keygrowth Trading P/L	Keygrowth Trading P/L	Beneficial Holder	49,354,747 ORD	49,354,747
Belgravia Associates (NSW) P/L	Belgravia Associates (NSW) P/L	Belgravia Associates (NSW) P/L	Beneficial Holder	49,354,822 ORD	49,354,822

5. Changes in association

There have been no changes in association.

6. Addresses

The addresses of persons named in the form are as follows:

Keygrowth Trading P/L	Level 11, 380 St Kilda Road, Melbourne, Vic
Belgravia Associates (NSW) P/L	Suite 2, 289 Bay Street, Brighton Le Sands, NSW

SIGNATURE



G F Lord - Director

Dated: 26 September 2006